Company GoldmanSachs International
                  TIDM TTP
                  Headline EMM Disclosure - Amendment
                  Released 15:01 1 Apr 2003
                  Number 4944J






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      1 April 2003


Contact name
      Peter Highton


Telephone number
      +44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:

      The number of shares purchased has been amended to reflect the correct amount.

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code.If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.

Email: monitoring@disclosure.org.uk


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)

      Oxford Glycosciences plc

 Class of security

      Ordinary Shares

 Date of disclosure

      1 April 2003

 Date of dealing

      28 March 2003

 Name of EMM

      Goldman Sachs International

 Name of offeree/offeror with whom connected

      Oxford Glycosciences plc

Total number of securities purchased

      175,000

Highest price paid*

      1.8728 GBP Sterling

Lowest price paid*

      1.8728 GBP Sterling

 Total number of securities sold

      100,000

Highest price received*

      1.8791 GBP Sterling

 Lowest price received*

      1.8700 GBP Sterling

 *Currency must be stated


END